Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30, 2006	Three months ended June 30, 2006	Year Ended December 31,
			2005	2004	2003	2002	2001
			($ in millions)
Earnings:

Income (loss) from continuing operations before income taxes, extraordinary gain on acquisition and cumulative effect of accounting change	$1,699	$658	$4,471	$3,368	$1,983	$88	$(121)
Undistributed income (loss) of investees accounted for under the equity method	220	79	460	196	119	(37)	29
Interest capitalized	—	—	—	—	—	8	6

Adjusted earnings	1,479	579	4,011	3,172	1,864	117	(156)

Add fixed charges:

Interest credited to policyholders’ account balances	1,205	582	2,699	2,359	1,857	1,869	1,826
Gross interest expense(1)	552	296	775	492	403	435	653
Interest component of rental expense	29	15	64	66	103	150	173

Total fixed charges	1,786	893	3,538	2,917	2,363	2,454	2,652

Total earnings plus fixed charges	$3,265	$1,472	$7,549	$6,089	$4,227	$2,571	$2,496

Ratio of earnings to fixed charges(2)	1.83	1.65	2.13	2.09	1.79	1.05	—

(1)	Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums.
(2)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. Additional earnings of $156 million would have been required in 2001 to achieve a ratio of 1:1.